UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Ampco-Pittsburgh Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	001-00898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301, Carnegie, Pennsylvania	15106
(Address of principal executive office)	(Zip Code)

(412) 456-4400

Registrant’s telephone number, including area code

Melanie L. Sprowson

Corporate Secretary

(412) 429-2454

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Introduction

This Specialized Disclosure Report on Form SD (this “Report”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period from January 1, 2021 to December 31, 2021. The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which gold, columbite-tantalite (coltan), cassiterite, wolframite, or their derivatives, which are currently limited to tantulum, tin and tungsten (collectively, the “Conflict Minerals”) are contained in, and necessary to the functionality or production of, such products. The Rule requires that SEC registrants conduct in good faith a reasonable country of origin inquiry (“RCOI”) designed to determine whether any such Conflict Minerals originated in the Democratic Republic of Congo or any “adjoining country” (as defined by the SEC) (collectively, the “Covered Countries”) or are from recycled or scrap sources.

Ampco-Pittsburgh Corporation (including its consolidated subsidiaries as the context may require, the “Corporation” or the “Registrant”) has determined that tin and tungsten (together, the “Identified Minerals”) were contained in, and necessary to the functionality or production of, one or more products manufactured by the Corporation or contracted by the Corporation to be manufactured (the “Covered Products”) during the period covered by this Report. As such, the Corporation has conducted in good faith an RCOI designed to determine whether any of the Identified Minerals in the Covered Products (1) originated in a Covered Country or (2) are from recycled or scrap sources.

As discussed more fully below, based on the Corporation’s RCOI, the Corporation has concluded that (a) it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country or (b) it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

The Corporation and its Business Segments

The Corporation was incorporated in Pennsylvania in 1929 and manufactures and sells highly engineered, high performance specialty metal products and customized equipment utilized by industry throughout the world. The Corporation classifies its business in two segments: Forged and Cast Engineered Products and Air and Liquid Processing.

Forged and Cast Engineered Products Segment

The Forged and Cast Engineered Products segment, consisting of Union Electric Steel Corporation and its direct and indirect subsidiaries (collectively, “UES”), has operations in the United States, England, Sweden, and Slovenia and has an equity interest in three joint-venture companies in China. The companies comprising this segment produce forged and cast products that service a wide variety of industries globally. The Forged and Cast Engineered Products segment specializes in the production of forged hardened steel rolls used mainly for cold rolling by producers of steel, aluminum, and other metals and cast rolls for hot and cold strip mills, medium/heavy section mills and plate mills in a variety of iron and steel qualities. In addition, this segment produces open-die forged products which are used in the gas and oil industry and the aluminum and plastic extrusion industries.

Air and Liquid Processing Segment

The Air and Liquid Processing segment consists of Aerofin, Buffalo Air Handling, and Buffalo Pumps, all divisions of Air & Liquid Systems Corporation, a wholly-owned subsidiary of the Corporation. This segment has operations in Virginia and New York, with headquarters in Carnegie, Pennsylvania, and distributes a significant portion of its products through a common independent group of sales offices located throughout the United States and Canada.

Aerofin produces custom-engineered finned tube heat exchange coils and related heat transfer products for a variety of industries including OEM/commercial, fossil fuel power generation, nuclear power generation and industrial manufacturing.

Buffalo Air Handling produces large custom-designed air handling systems for institutional markets (e.g., hospitals and universities), pharmaceutical markets and general industrial building markets.

Buffalo Pumps manufactures centrifugal pumps for the fossil fuel power generation, marine defense, and industrial refrigeration industries.

Reasonable Country of Origin Inquiry

In accordance with the Exchange Act and the rules and regulations thereunder, including the Rule, the Corporation performed an assessment of its product line to examine which of the products manufactured by it or contracted to be manufactured by it contained one or more Conflict Minerals that were necessary for the functionality or production of such identified products. The Corporation concluded that the Covered Products contained one or more of the Identified Minerals of tin and tungsten. Consequently, the Corporation conducted in good faith an RCOI with respect to the Identified Minerals in such Covered Products. The purpose of the RCOI was to determine whether any of such Identified Minerals (1) originated in a Covered Country or (2) are from recycled or scrap sources.

After identifying the Covered Products, in furtherance of its RCOI efforts, the Corporation identified which suppliers may have provided materials included in the Covered Products that potentially contained any of the Identified Minerals (the “Covered Suppliers”), and conducted a supply-chain survey by contacting each Covered Supplier and providing them with the most recent due diligence template developed by the Electronic Industry Citizenship Coalition (the “EICC”) and the Global e-Sustainability Initiative (the “GeSI”), commonly referred to as the Conflict Mineral Report Template (the “CMRT”). The Corporation also informed the Covered Suppliers of the Corporation’s obligations with respect to conducting an RCOI and filing this Report pursuant to the Exchange Act.

The Corporation uses a network of materials suppliers from numerous countries across multiple continents. The materials sourced from Covered Suppliers are not purchased directly from the smelters where such materials originated. As such, the Corporation relies on information provided by the Covered Suppliers through the supply-chain survey. In many cases, the Covered Suppliers are several tiers separated from the smelter at which the original minerals were smelted. The Covered Suppliers (many of whom are not subject to the reporting requirements of the Exchange Act) rely on their own respective sub-suppliers to provide them with information regarding the materials sourced by such sub-suppliers, or the Covered Suppliers may purchase the materials on the secondary market from recycled or scrap sources.

The Corporation compiled and analyzed all of the CMRTs and related information received from Covered Suppliers and compared the smelters and refiners identified in the CMRT supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict-Free Smelter Program of the EICC/GeSI Conflict-Free Sourcing Initiative (the “CFSI”).

Results of the Corporation’s Good Faith RCOI and Due Diligence Process

Suppliers & Smelters

As a result of the RCOI and the Corporation’s due diligence process in connection with its use of the Identified Minerals in the Covered Products, the Corporation identified a total of 19 Covered Suppliers:

•	seven suppliers of tungsten to UES;

•	one supplier of tungsten and two suppliers of tin to Aerofin;

•	three suppliers of tungsten to Buffalo Air Handling; and

•	one supplier of tungsten and eight suppliers of tin to Buffalo Pumps.

Each of these Covered Suppliers represented to the Corporation that the supplied Identified Minerals were (1) not sourced from a Covered Country or (2) originated from recycled or scrap sources.

Despite the Corporation’s best efforts to follow up with certain Covered Suppliers, the Corporation did not receive complete and thorough responses from all Covered Suppliers. There are numerous reasons for the Corporation’s inability to receive complete responsiveness from all Covered Suppliers and to identify the full supply chain or originating smelter:

•	the Corporation is wholly dependent on information received from its direct suppliers to conduct its good faith RCOI process;

•	many Covered Suppliers are not subject to the reporting requirements of the Exchange Act;

•

the Covered Suppliers operate with varying levels of sophistication and contact with the parties necessary to provide accurate information regarding the smelter name and location for all of the Identified Minerals; and

•	it is difficult to require cooperation from suppliers who are, in some cases, multiple tiers away from the smelter of the Identified Minerals.

As a result, the Corporation has not been able to identify all of the smelters from which certain Covered Suppliers sourced the Identified Minerals (other than those identified as from recycled or scrap sources). With respect to the Identified Minerals for which the Corporation was able to identify information about the smelter through the relevant Covered Supplier, the name and location of that smelter is indicated in the tables below. Because this information is provided by the Covered Suppliers, the Corporation cannot be certain that such smelters were, in fact, in the Corporation’s supply chain.

The Corporation has noted that each of the smelters identified below (the “Identified Smelters”), is currently on the conflict-free smelters list published by the CFSI. In addition, each Covered Supplier who sourced Identified Minerals from the Identified Smelters has represented to the Corporation that the applicable Identified Smelter does not source the Identified Mineral from any Covered Country.

1.	The following smelters were responsible for the tungsten sourced by suppliers of UES:

Smelter Name	Location of Smelter
Fujian Ganmin RareMetal Co., Ltd.	China
Ganzhou Jiangwu Ferrotungsten Co., Ltd.	China
NPP Tyazhmetprom LLC	Russian Federation
OOO “Technolom” 1	Russian Federation

2.	The following smelters were responsible for the tungsten sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
China Molybdenum Co., Ltd.	China
Ganzhou Huaxing Tungsten Products Co., Ltd.	China
Jiangwu H.C. Starck Tungsten Products Co., Ltd.	China
Jiangxi Xinsheng Tungsten Industry Co., Ltd.	China

3.	The following smelters were responsible for the tin sourced by suppliers of Aerofin:

Smelter Name	Location of Smelter
OMSA	Bolivia
CV Venus Inti Perkasa	Indonesia
EM Vinto	Bolivia
Empresa Metalúrgica Vinto	Bolivia
ENAF	Bolivia
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Malaysia Smelting Corporation (MSC)	Malaysia
Melt Metais e Ligas S.A.	Brazil
Mentok Smelter	Indonesia
Metallo Belgium N.V.	Belgium
Mineracao Taboca S.A.	Brazil
Minsur	Peru
Operaciones Metalurgicas S.A.	Bolivia
PT Artha Cipta Langgeng	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Refined Bangka Tin	Indonesia
PT Tambang Timah	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
Soft Metais Ltda.	Brazil
Thaisarco	Thailand
Tin Technology & Refining	United States
Toboca/ Paranapenema	Brazil
White Solder Metalurgia e Mineracao Ltda.	Brazil
Yunnan Tin Company, Ltd.	China

4.	The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Air Handling:

Smelter Name	Location of Smelter
China Molybdenum Co., Ltd	China
Chongyi Zhangyuan Tungsten Co. LTD	China
Ganzhou Huaxing Tungsten Products Co., Ltd	China
Jiangwu H.C. Starck Tungsten Industry Co., LTD	China
Jiangxi Xinsheng Tungsten Industry Co., LTD	China
Jiangxi Yaosheng Tungsten Co., LTD	China
Wolfram Bergbau and Hutten Ag	Austria
Xiamen Tungsten (H.C.) Co., LTD	China

5.	The following smelters were responsible for the tungsten sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
H.C. Starck Tungsten GmbH	Germany
Kennametal Huntsville	United States
Xiamen Tungsten (H.C.) Co., Ltd.	China
Xiamen Tungsten Co., Ltd.	China

6.	The following smelters were responsible for the tin sourced by suppliers of Buffalo Pumps:

Smelter Name	Location of Smelter
Alpha	United States
Brand RBT	Indonesia
China Tin Group Co., Ltd.	China
CV Tiga Sekawan	Indonesia
CV Venus Inti Perkasa	Indonesia
EM Vinto	Bolivia
Empresa Metalúrgica Vinto	Bolivia
Fenix Metals	Poland
Gejiu Non-Ferrous Metal Processing Co., Ltd.	China
Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	China
GuangXi China Tin	China
Jiangxi New Nanshan Technology Ltd.	China
Luna Smelter, Ltd.	Rwanda
Malaysia Smelting Corporation (MSC)	Malaysia
Melt Metais e Ligas S.A.	Brazil
Metallo Belgium N.V.	Belgium
Metallo Spain S.L.U.	Spain
Mineracao Taboca S.A.	Brazil
Minsur	Peru
MSC	Malaysia
Nankang Nanshan Tin Manufactory Co., Ltd.	China
Operaciones Metalurgicas S.A.	Bolivia
PT Artha Cipta Langgeng	Indonesia
PT ATD Makmur Mandiri Jaya	Indonesia
PT Babel Inti Perkasa	Indonesia
PT Babel Surya Alam Lestari	Indonesia
PT Bangka Serumpun	Indonesia
PT Bukit Timah	Indonesia
PT Menara Cipta Mulia	Indonesia
PT Mitra Stania Prima	Indonesia
PT Prima Timah Utama	Indonesia
PT Rajawali Rimba Perkasa	Indonesia
PT Refined Bangka Tin	Indonesia
PT Sariwiguna Binasentosa	Indonesia
PT Stanindo Inti Perkasa	Indonesia
PT Sukses Inti Makmur	Indonesia
PT Timah Tbk Kundur	Indonesia
PT Timah Tbk Mentok	Indonesia
PT Tinindo Inter Nusa	Indonesia
Rui Da Hung	Taiwan
Soft Metais Ltda.	Brazil
Thailand Smelting & Refining Co Ltd	Thailand
Thaisarco	Thailand
Tin Technology & Refining	United States of America
Unit Timah Kundur PT Tambang	Indonesia
White Solder Metalurgia e Mineração Ltda.	Brazil
YTCL	China
Yunnan Chengfeng	China
Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	China
Yunnan Tin Company Limited	China

Conclusion

Based on the information obtained pursuant to the good faith RCOI and due diligence processes described above, the Corporation has concluded that:

•	it does not have any reason to believe that any of the Identified Minerals used in connection with the Covered Products may have originated in a Covered Country; or

•	it has reason to believe that the Identified Minerals used in connection with the Covered Products may be from recycled or scrap sources.

Website Disclosure

This Report, including this Conflict Minerals Disclosure, is available at the Corporation’s website at www.ampcopittsburgh.com. The information on, or otherwise available through, the Corporation’s website is not part of this Report.

Forward-Looking Statements

This Report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve various risks and uncertainties. All statements in this Report other than statements of historical fact are statements that are, or could be, deemed forward-looking statements within the meaning of such Act. Words such as “may,” “intend,” “will,” “believe” and “expect,” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

Item 1.02	Exhibit

None.

Section 2 - Exhibits

Item 2.01	Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

By:	/s/ Michael G. McAuley
Name:	Michael G. McAuley
Title:	Senior Vice President, Chief Financial Officer and Treasurer

Dated: May 27, 2022